UNITED STATE ... E COMMISSION

07008206

AB 9/19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of theSecurities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NUMBER
8-32480

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foreside Distribution Services, L.P.

BISYS Fund Services Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

00 Summer Street, Suite 1500
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

. Edward Pike — 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 20 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

RECEIVED
SEP 2007
160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/19

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISYS Fund Services Limited Partnership as of June 30, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Financial and Operations Principal
Title

Connie K. Gelin 8-27-07
Notary Public

CONNIE K. GELIN
Notary Public, State of Ohio
My Commission Expires 5-15-2011

This report** contains (check all applicable boxes):

☒ (a) Facing page
☒ (b) Statement of Financial Condition
☒ (c) Statement of Income
☒ (d) Statement of Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A Copy of the SIPC Supplemental Form.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISYS Fund Services Limited Partnership

(Wholly owned by The BISYS Group, Inc.)

Financial Statements and Supplementary Information

June 30, 2007

BISYS Fund Services Limited Partnership
(Wholly owned by The BISYS Group, Inc.)
Index
June 30, 2007

	Page(s)
Report of Independent Auditors	1
Financial Statements	
Statement of Assets, Liabilities and Partners' Capital	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information	
Schedule I: Computation of Net Capital under Securities and Exchange Commission Rule 15c3-1	10
Schedule II: Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3	11
Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	12-13

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Partners of
BISYS Fund Services Limited Partnership

In our opinion, the accompanying statement of assets, liabilities and partners' capital and the related statements of operations, of changes in partners' capital and of cash flows, present fairly, in all material respects, the financial position of BISYS Fund Services Limited Partnership (wholly owned by The BISYS Group, Inc.) (the "Partnership") at June 30, 2007, and the results of its operations, changes in its partners' capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Partnership is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 11, 2007

BISYS Fund Services Limited Partnership
(Wholly owned by The BISYS Group, Inc.)
Statement of Assets, Liabilities and Partners' Capital
June 30, 2007

Assets		
Cash	$	5,406,805
Distribution fees receivable		3,905,671
Administrative service fees receivable		4,167
Commissions receivable		5,259
Prepaid expenses		39,637
Receivable from affiliates, net		901,826
Deferred expenses		1,449,974
Client receivables		213,577
Total assets	$	11,926,916
Liabilities and Partners' Capital		
Liabilities		
Distribution fees payable	$	3,899,066
Accrued distribution related expenses		2,173,185
Accounts payable and accrued liabilities		136,882
Total liabilities		6,209,133
Partners' capital		
General partner		4,116,803
Limited partner		1,600,980
Total partners' capital		5,717,783
Total liabilities and partners' capital	$	11,926,916

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(Wholly owned by The BISYS Group, Inc.)
Statement of Operations
Year Ended June 30, 2007

Revenues	
Distribution fees	$ 41,279,218
Commissions, net	74,522
Wholesale services fees	526,019
Base distribution fees	554,230
Interest income	263,641
License and fees rebill	259,519
Total revenues	42,957,149
Expenses	
Distribution and distribution related expenses	41,126,301
Administrative service fee to affiliate	899,770
Telewholesale payroll allocation	525,485
Professional fees	75,000
Licenses and fees	113,753
Intangibles tax	7,657
Other expenses	276,797
Total expenses	43,024,763
Loss before income tax benefit	(67,614)
Income tax benefit	(24,835)
Net loss	$ (42,779)

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(Wholly owned by The BISYS Group, Inc.)
Statement of Changes in Partners' Capital
Year Ended June 30, 2007

	General Partner	Limited Partner	Total
Balance at June 30, 2006	$ 11,707,604	$ 4,552,958	$ 16,260,562
Net loss	(30,801)	(11,978)	(42,779)
Distribution to partners	(7,560,000)	(2,940,000)	(10,500,000)
Balance at June 30, 2007	$ 4,116,803	$ 1,600,980	$ 5,717,783

The accompanying notes are an integral part of these financial statements.

BISYS Fund Services Limited Partnership
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended June 30, 2007

Cash flows from operating activities		
Net loss	$	42,779
Adjustments to reconcile net loss to net cash provided by operating activities		
Decrease in deferred expenses		114,208
Decrease in distribution fees receivable		219,876
Increase in administrative service fees receivable		(4,167)
Decrease in commissions receivable		3,527
Decrease in prepaid expenses		44,453
Decrease in receivable from affiliates, net		10,733,688
Increase in client receivables		(114,016)
Decrease in distribution fees payable		(86,694)
Increase in accrued distribution related expenses		78,833
Decrease in accounts payable and accrued liabilities		(43,083)
Net cash provided by operating activities		10,903,846
Cash flows from financing activities:		
Distributions to partners		(10,500,000)
Net cash used in financing activities		(10,500,000)
Net change in cash		403,846
Cash		
Beginning of year		5,002,959
End of year	$	5,406,805
Supplemental disclosures of cash flow information		
Cash paid during year for income taxes	$	58,645

The accompanying notes are an integral part of these financial statements.

1. Organization

BISYS Fund Services Limited Partnership (the "Partnership") is wholly owned by The BISYS Group, Inc. ("BISYS") and is organized under the laws of the State of Ohio to provide distribution services for mutual funds (the "Funds"). The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership's general partner is BISYS Fund Services, Inc. and the limited partner is BISYS Fund Services Ohio, Inc., which own a 72% and 28% interest in the Partnership, respectively.

The Partnership serves as distributor and underwriter to several mutual funds, (the "Funds") and, as a result, substantially all the Partnership's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Summary of Significant Accounting Policies

Cash
The Partnership maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Deferred Expenses
Deferred expenses (Note 3) represent advanced commissions paid on sales of "B" and "C" shares less the related distribution fees ("12b-1 fees") and contingent deferred sales charge fees ("CDSC fees") received.

Revenue Recognition
Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to the Distribution Agreements (the "Agreements") between the Funds and the Partnership. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Partnership for the purchase of those shares based on a percentage of the value of the shares purchased. The Partnership, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Partnership as selling broker-dealer.

Wholesale services fees are payments made by certain Funds' investment advisors, unaffiliated third parties, in accordance with the Agreements. The fees compensate the distributor for wholesaling activities performed on behalf of the Funds. The telewholesale payroll allocation expense consists of the personnel expenditures made by an affiliate of the Partnership in performing the service.

Base distribution fees are fees earned from the Funds' investment adviser or distribution plan for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fees contain a fixed annual amount plus a variable portion, if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' adviser or distribution plan to compensate the Partnership for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

Distribution and Distribution Related Expenses
Distribution expenses represent 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
The Partnership is not subject to federal income taxes as each partner is individually liable for the taxes, if any, on its distributive share of realized income, gain, loss, deductions or credits. However, the Partnership has elected to be treated as a disregarded entity and therefore it is included in the consolidated Federal income tax return of BISYS and affiliates. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rate adjusted for the effect of any temporary differences of the Partnership. There are no state income taxes associated with the Partnership.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Deferred Expenses

The Partnership pays commissions to selling groups for sales of "B" and "C" shares of certain Funds (the "Plans"). Up-front sales loads are not charged on the sale of those shares, but rather the Funds pay 12b-1 fees while the shares remain outstanding and CDSC fees if these shares are redeemed prior to specified holding periods, generally six years for B shares and one year for C shares. The deferred expenses represent the commissions paid by the Partnership for sales of B and C class shares net of 12b-1 received from the Fund and CDSC fees paid by the shareholder. The Partnership believes it is highly likely that future 12b-1 and CDSC fees will be adequate to fully recover the amount of deferred expenses. Additionally, if any of the Plans are terminated, amended, or proposed to be amended, the Partnership reserves the right to cease paying commissions and distribution expense and expects to be reimbursed for the amount by which the payments exceed the collections.

4. Related Party Transactions

During the year ended June 30, 2007, BISYS and certain of its subsidiaries provided various services to the Partnership, such as serving as collecting and paying agent, providing use of office facilities, equipment, personnel and other administrative services. The Partnership is charged an administrative service fee for these services designed to cover the costs of providing such services. The amount charged to the Partnership amounted to $849,838 for the year ended June 30, 2007. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Partnership.

A component of the administrative service fee is corporate management fees. These are overhead costs including corporate administration and legal costs. These costs are generally allocated on a portion of the Partnership's revenues in relation to total revenues of BISYS. The cost for 2007 was $34,200. These fees were not charged after December 31, 2006. Trademark royalty fees also are included in the administrative service fee charged to the Partnership. The value of "BISYS" is allocated annually based on a portion of the Partnership's revenues. The cost for 2007 was $15,732. This fee was not charged after December 31, 2006.

In December 2005, the Partnership entered into an agreement to lend $10,000,000 to a related party for one year at a rate of 5.5%. The rate was based on market rate at the time of the loan. The Partnership received the proceeds from the loan, including interest, in December 2006.

The Partnership made distributions to its partners in the amount of $10,500,000 during the month of December 2006.

The Partnership utilizes intercompany accounts to effect certain transactions with related parties. The Partnership settles the intercompany balance from time to time. The balance was last settled with related parties as of May 31, 2007.

The Partnership has agreements with third parties to provide full service administration for certain clients. A related party of the Partnership performs the services and records the revenue. For 2007, the amount of revenues for these services was $2,201,706.

The Partnership has agreements with third parties to provide additional distribution activities for certain clients. A related party of the Partnership performs the services and records the revenue. For 2007, the amount of revenues for these services was $120,000.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At June 30, 2007, the Partnership had net capital under the Rule of $3,096,738, which was $2,682,796 in excess of its minimum required net capital of $413,942. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2007 was 2.01 to 1.

6. Regulatory Compliance

The Partnership has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not handle customer funds.

7. Contracts

The Partnership has Agreements with the Funds under which it provides distribution services. The Agreements continue in effect until terminated by either party. The Partnership receives commissions on sales of certain new Fund shares and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Partnership enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Partnership pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Partnership has Distributor Services Agreements with certain of the Funds' investment advisers for which the Partnership provides ongoing management and oversight of distributor activities. The Funds' investment advisers have agreed to compensate and reimburse the Partnership to the extent that the Funds are not authorized to so compensate and reimburse the Partnership. The revenue is realized as base distribution fees. The agreements contain a fixed annual fee plus a variable portion, if additional services are provided. The agreements continue in effect until terminated by either party.

In the normal course of business, the Partnership may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Partnership's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Partnership. Management is not currently aware of any such pending claims.

8. Subsequent Events

Effective July 31, the Partnership sold its deferred expense balance at its carrying value on such date (Note 3).

On August 1, 2007, the Partnership made a distribution to its partners in the amount of $4,675,000.

On August 1, 2007, Foreside Distributors, LLC ("Foreside"), a wholly-owned subsidiary of Foreside Financial Group, LLC, acquired the Partnership under a purchase and sale agreement among Foreside, The BISYS Group, Inc. ("BISYS"), and certain BISYS subsidiaries.

Following this transaction, the Partnership changed its name to Foreside Distribution Services, L.P.

SUPPLEMENTARY INFORMATION

BISYS Fund Services Limited Partnership
(Wholly owned by The BISYS Group, Inc.)
Supplemental Schedule - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
June 30, 2007

Total partners' capital from the statement of assets, liabilities and partners' capital		$ 5,717,783
Deductions for nonallowable assets		
Distribution fees receivable	$ 6,605	
Administrative service fees receivable	4,167	
Commissions receivable	5,259	
Prepaid expenses	39,637	
Receivable from affiliates	901,826	
Deferred expenses	1,449,974	
Client receivables	213,577	2,621,045
Net capital		3,096,738
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		413,942
Excess net capital		2,682,796
Total aggregate indebtedness		$ 6,209,133
Percentage of aggregate indebtedness to net capital		201%

There are no material differences between the computation above and the computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of June 30, 2007, as amended.

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not handle customer funds.

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Partners of
BISYS Fund Services Limited Partnership

In planning and performing our audit of the financial statements of BISYS Fund Services Limited Partnership (wholly owned by the BISYS Group Inc.) (the "Partnership") as of and for the year ended June 30, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 11, 2007

END